MAnagement Fee Waiver AGREEMENT

This MANAGEMENT FEE WAIVER AGREEMENT (the “Agreement”), dated as of September 8, 2025, is between AlpInvest Private Equity Investment Management, LLC, a Delaware limited liability company (the “Adviser”), and Carlyle AlpInvest Private Markets Secondaries Fund, a Delaware statutory trust (the “Fund”), and any wholly-owned and controlled subsidiary of the Fund from time to time (each, a “Subsidiary”).

WHEREAS, the Fund is a closed-end management investment company registered as such with the Securities and Exchange Commission (the “SEC”) pursuant to the Investment Company Act of 1940, as amended, and each Subsidiary is a wholly-owned and controlled subsidiary of the Fund; and

WHEREAS, the Adviser is an investment adviser registered with the SEC as such under the Investment Advisers Act of 1940, as amended; and

WHEREAS, the Fund and each Subsidiary have appointed the Adviser as the investment manager of the Fund and each Subsidiary, and the Adviser has agreed to act in such capacity upon the terms set forth in the investment management agreement between the Adviser and the Fund and each Subsidiary dated September 8, 2025 (the “Investment Management Agreement”);

NOW THEREFORE, the Fund, each Subsidiary and the Adviser hereby agree as follows:

1.	Pursuant to the Investment Management Agreement, the Adviser is entitled to an investment management fee equal to an annual rate of 1.25% of the Fund’s net asset value (including, for the avoidance of doubt, assets held in a Subsidiary (as defined in the Investment Management Agreement)) (the “Management Fee”).[1]

2.	The Adviser agrees irrevocably that it shall waive a portion of its Management Fee such that it will charge a Management Fee equal to 1.00% of the Fund’s net asset value for a period of one year from the commencement of the Fund’s operations.

3.	This Agreement will remain in effect for a period of one year from the commencement of the Fund’s operations, and may only be modified or terminated by the Board of Trustees of the Fund upon written notice to the Adviser.

4.	The Adviser will not recoup any waived Management Fees under the terms of this Agreement.

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[1]	“Net asset value” means the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on the date first written above.

ALPINVEST PRIVATE EQUITY INVESTMENT MANAGEMENT, LLC

By:	/s/ Cameron Fairall
Name: Cameron Fairall
Title: Chief Compliance Officer

By:	/s/ Michael Thorne
Name: Michael Thorne
Title: Chief Legal Officer

CARLYLE ALPINVEST PRIVATE MARKETS SECONDARIES FUND

By:	/s/ Chris Perriello
Name: Chris Perriello
Title: President

CARLYLE ALPINVEST PRIVATE MARKETS SECONDARIES FUND, on behalf of each Subsidiary

By:	/s/ Chris Perriello
Name: Chris Perriello
Title: President